UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HARRIS CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	1-3863	34-0276860
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1025 West NASA Boulevard, Melbourne, Florida		32919
(Address of principal executive offices)		(Zip code)

Scott T. Mikuen, (321) 727-9100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD – Specialized Disclosure Report for Harris Corporation was filed for the reporting period from January 1, 2013 to December 31, 2013 (this “2013 SD Filing”).

Harris Corporation, together with its subsidiaries, is an international communications and information technology company serving government and commercial markets in more than 125 countries. We are dedicated to developing best-in-class assured communications® products, systems and services for global markets, including RF communications, integrated network solutions and government communications systems.

We structure our operations primarily around the products and services we sell and the markets we serve, and we report the financial results of our operations in the following three reportable operating or business segments — RF Communications, Integrated Network Solutions and Government Communications Systems. Our RF Communications segment is a global supplier of secure tactical radio communications and embedded high-grade encryption solutions for military, government and commercial customers and also of secure communications systems and equipment for public safety, utility and transportation organizations. Our Integrated Network Solutions segment provides government, energy, maritime and healthcare customers with integrated communications and information technology and services, including mission-critical end-to-end information technology (“IT”) services, managed satellite and terrestrial communications solutions and standards-based healthcare interoperability solutions. Our Government Communications Systems segment conducts advanced research and develops, produces, integrates and supports advanced communications and information systems that solve the mission-critical challenges of our civilian, intelligence and defense government customers worldwide, primarily the U.S. Government. Our RF Communications and Government Communications Systems segments are our two product-oriented segments, and our Integrated Network Solutions segment primarily provides services.

Because we believed for the reporting period from January 1, 2013 to December 31, 2013 (the “2013 Reporting Period”) that one or more “conflict minerals” (as defined in paragraph (d) of Item 1.01 of Form SD) were necessary to the functionality or production of many of the products manufactured by us or contracted by us to be manufactured, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals pursuant to Item 1.01 of Form SD. Below is a brief description of our RCOI and our RCOI results.

RCOI and RCOI Results

We focused our RCOI on our RF Communications and Government Communications Systems segments, which are our two product-oriented segments, as noted above. Due to the vast number of suppliers in our supply chain for those segments, we used for the 2013 Reporting Period (the initial reporting period under the U.S. Securities and Exchange Commission conflict minerals rules (“Conflict Minerals Rules”)) a survey approach targeting the larger-dollar-volume suppliers for those segments.

We used the survey template developed by the Electronic Industry Citizens Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). This survey form was designed to ascertain from a supplier the presence, if any, and source, origin and processing facility of conflict minerals in the products, materials and supplies that supplier provides to us, as well as to obtain other information regarding the supply chain for those conflict minerals, that supplier’s conflict minerals program and the reliability of the information provided by that supplier.

Our targeted group of larger-dollar-volume suppliers for our RF Communications and Government Communications Systems segments represented approximately 60% of the total direct spend with suppliers (including original equipment manufacturers supplying to us through distributors) for those segments (the “Total Direct Spend”). In advance of sending our survey form to our targeted suppliers, we sent a letter to all of the direct suppliers for our RF Communications and Government Communications Systems segments notifying them regarding the Conflict Minerals Rules and our conflicts minerals policy and that we may request them to complete a conflict minerals survey form, for which we would need their accurate and timely responses. We then sent our survey form to our targeted suppliers. We analyzed each completed survey form for completeness and content relative to the types of information we sought and otherwise to determine if it was reasonable for us to rely on the supplier’s response and the information included therein. We followed up with non-responsive suppliers and those submitting surveys that were incomplete or contained inconsistent information.

We received completed survey forms from responsive suppliers representing approximately 76% of our Surveyed Spend (as defined below), or approximately 46% of our Total Direct Spend. In addition, we received unsolicited surveys from suppliers representing approximately an additional 2% of our Surveyed Spend, or approximately an additional 1% of our Total Direct Spend. Thus, we received solicited and unsolicited completed survey forms on which we determined it was reasonable for us to rely from suppliers representing approximately 47% of our Total Direct Spend (and we refer in this 2013 SD Filing to our Total Direct Spend represented by the suppliers from whom we solicited survey forms, together with those from whom we received unsolicited survey forms, as our “Surveyed Spend”).

A summary of certain information in those solicited and unsolicited completed survey forms follows:

•	Suppliers responding that the products, materials and supplies those suppliers provided to us did not contain any of the four conflict minerals (tin, tantalum, tungsten, gold) represented approximately 27% of our Surveyed Spend (approximately 16% of our Total Direct Spend).

•	Suppliers responding that any conflict minerals in the products, materials and supplies those suppliers provided to us did not originate in the Democratic Republic of the Congo or an “adjoining country” (as defined in paragraph (d) of Item 1.01 of Form SD) (collectively, the “covered countries”) represented approximately 13% of our Surveyed Spend (approximately 8% of our Total Direct Spend).

•	Suppliers responding that the source of any conflict minerals in the products, materials and supplies those suppliers provided to us was uncertain or unknown represented approximately 35% of our Surveyed Spend (approximately 21% of our Total Direct Spend).

•	Suppliers responding that any conflict minerals in the products, materials and supplies those suppliers provided to us were believed to have originated from the covered countries represented approximately 3% of our Surveyed Spend (approximately 2% of our Total Direct Spend).

•	In addition, there were 9 instances in which suppliers responded that there were conflict minerals in the products, materials and supplies those suppliers provided to us that originated from recycled or scrap sources.

•	Also, there were 6 instances in which suppliers responded that there were conflict minerals in the products, materials and supplies those suppliers provided to us that originated from a country with no known reserves of or mines for the applicable conflict mineral.

Based on our RCOI, we determined for the 2013 Reporting Period that (a) the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the second bullet above did not originate in the Democratic Republic of the Congo or an adjoining country or that we had no reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country; and (b) the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the fifth bullet above did come from recycled or scrap sources or that we reasonably believed that such necessary conflict minerals may have come from recycled or scrap sources.

Additionally, for the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the third, fourth and sixth bullets above, we determined based on our RCOI for the 2013 Reporting Period that we knew such necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources, or that we had reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and have reason to believe that such necessary conflict minerals may not be from recycled or scrap sources. Consequently, we exercised due diligence on the source and custody of such necessary conflict minerals pursuant to Item 1.01(c) of Form SD, and we have filed a Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Our 2013 SD Filing and Conflict Minerals Report are publicly available on our Internet website at the following link:

http://harris.com/corporate_responsibility/ext_conflict_minerals.aspx

Item 1.02 Exhibit

Our Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed herewith:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HARRIS CORPORATION

By:	/s/ Miguel A. Lopez
Name:	Miguel A. Lopez
Title:	Senior Vice President and Chief Financial Officer

Date: May 30, 2014